UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number: 3235-0123
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10035894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gould Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5245 Catterton Road
(No. and Street)

Free Union, VA 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy A. Gould — (434) 973-7795
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Timothy A. Gould, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Gould Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

Managing Director

Title



Notary Public


AMANDA MELANIE ANDERSON
NOTARY
PUBLIC
REG. #7236156
MY COMMISSION
EXPIRES
12/31/2013
COMMONWEALTH OF VIRGINIA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31,2009

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Member
Gould Capital, LLC

We have audited the statement of financial condition of Gould Capital, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gould Capital, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 5, 2010

GOULD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 31,991
Accounts receivable	1,805
Prepaid assets	2,000
Furniture, fixtures, and equipment, net	158
Total assets	$ 35,954

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 7,281
Other current liabilities	3,941
Total liabilities	11,222
Member's Equity	24,732
Total liabilities and member's equity	$ 35,954

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

Gould Capital, LLC (the Company) was formed as a Virginia limited liability company on January 17, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company acts as a corporate strategic advisor to both buyers and sellers of companies, predominantly in the financial services sector. Due to the limited volume of deals in any given year, the Company has significant concentrations of revenue with one or two customers.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are comprised of computer and office equipment, and are depreciated over the estimated useful lives on a straight-line basis. Depreciation expense for the year. ended December 31, 2009 is $1,501 and accumulated depreciation is $4,493.

Revenue Recognition

Long-term contracts are entered into for the performance of services and may take more than one year to complete. The Company recognizes retainer fees and success fees at the time services are performed or the deal closes and the income is reasonably determinable.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $20,769, which was $15,769 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 at year end.

OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Members of
Gould Capital, LLC
Free Union, VA

In planning and performing our audit of the financial statements of Gould Capital, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Members of
Gould Capital, LLC
Free Union, VA

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Gould Capital, LLC for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Gould Capital, LLC taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Members of
Gould Capital, LLC
Free Union, VA

In planning and performing our audit of the financial statements of Gould Capital, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17-a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Members of
Gould Capital, LLC
Free Union, VA

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Gould Capital, LLC for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Gould Capital, LLC taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010